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                                                                     EXHIBIT 20

                                      Contact:  FOR FUJITSU:
                                                Korendo Shiotsuki
                                                General Manager, New York Office
                                                (212) 265-5360

                                                          or

                                                SITRICK AND COMPANY
                                                Donna K.H. Walters
                                                Michael Sitrick
                                                (310) 788-2850

FOR IMMEDIATE RELEASE
- ---------------------

        FUJITSU-AMDAHL TRANSACTION CLEARS ALL MAJOR REGULATORY HURDLES;
               MINIMUM SHARE CONDITION OF TENDER OFFER FULFILLED

        TOKYO, JAPAN AND SUNNYVALE, CA., USA -- SEPTEMBER 10, 1997 - FUJITSU LIMITED (TSE: 6702) today announced that all material reviews by governmental agencies of the United States, Japan, Canada and Europe have been completed and necessary approvals obtained in connection with its proposed acquisition of all the outstanding shares of Amdahl Corporation not currently owned by Fujitsu.

        Fujitsu also said that, as of the close of trading on the American Stock Exchange on Tuesday, September 9, 18,749,725 shares of Amdahl stock have been tendered. Together with the shares of Amdahl stock already owned by Fujitsu, these tendered shares would give Fujitsu ownership of approximately 57 percent of Amdahl, exceeding the minimum number of shares that Fujitsu must receive as a condition of closing the tender offer.

        With the completion of the governmental reviews and the satisfaction of the minimum share condition, all major conditions to the acceptance and payment for shares tendered in response to Fujitsu's tender offer have been fulfilled and Fujitsu anticipates consummating the tender offer. The tender offer for Amdahl stock at $12.40 per share, which was announced July 30 and amended August 22, 1997, remains subject to certain other conditions and is scheduled to expire at 5 p.m., EDT, on Friday, September 12, unless further extended. Questions regarding the proper procedure for tendering shares should be directed to MacKenzie Partners, Inc., at (800) 322-2885.

        In the United States, the Fujitsu-Amdahl transaction was approved by the U.S. Department of Treasury's Committee on Foreign Investment in the U.S., which on September 2 determined that the proposed transaction does not raise U.S. national security issues requiring further review under the Exon-Florio Amendments to the Defense Production Act; and the Defense Investigative Service of the U.S. Department of Defense, which on August 18 determined that the proposed transaction does not require any additional measures be taken pursuant to the National Industrial Security Program. Last month, as previously announced, the U.S. Department of Justice and the Federal Trade Commission granted Fujitsu and Amdahl early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

        In Japan, the Bank of Japan on September 8 formally approved the transaction under Japan's Foreign Exchange and Foreign Trade Control Act. In Europe, the Commission of the European Communities on September 8 decided not to oppose the transaction and declared it compatible with the common market principles of the European Union. In Canada, the Director of Investigation and Research on August 14 issued an advanced ruling certificate exempting the parties from mandatory pre-notification under Canada's Competition Act.

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